Exhibit 17.1

Dala Petroleum Corp.

328 Barry Avenue South #210

Wayzata, Minnesota 55391

March 7, 2017

To The Board of Directors:

I hereby announce my resignation as Chief Executive Officer, Chief Financial Officer, and Director, effectively immediately.  My decision to resign is not the result of any dispute, claim, or issue with the Company.

Respectfully,

/s/ Mark Perman

Mark Perman